UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

TALON INTERNATIONAL, INC.
(Exact name of registrant as specified in charter)

Delaware
(State or other Jurisdiction of Incorporation or Organization)

1-13669 (Commission File Number)		95-4654481 (IRS Employer Identification No.)
21900 Burbank Boulevard Suite 270 Woodland Hills, CA 91367 (Address of Principal Executive Offices and zip code)

(818) 444-4100
(Registrant’s telephone
number, including area code)

N/A

(Former name or former address, if changed since last report)

September 22, 2010

TALON INTERNATIONAL, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of September 20, 2010 of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”) and series B convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock”) of Talon International Inc., a Delaware corporation (“Talon” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

This Information Statement is being provided in connection with the recapitalization of the Company effected pursuant to that certain Recapitalization Agreement (the “Recapitalization Agreement”), dated as of July 30, 2010, by and between the Company and CVC California, LLC, a California limited liability company (“CVC”), pursuant to which, among other things, the Company issued to CVC 407,160 shares of Series B Preferred Stock (the “Series B Shares”) in payment of approximately $16,700,000 of indebtedness owed by the Company to CVC, and agreed to appoint to the Company’s Board of Directors (the “Board” or the “Board of Directors”) persons designated by CVC who, immediately following their appointment, will comprise a majority of our Board.

Pursuant to the Recapitalization Agreement, on July 30, 2010, each of Messrs. Brent Cohen, Colin Dyne, Raymond Musci and Joseph Miller resigned from the Board, Mark Dyne and Lonnie D. Schnell remained on the Board, and Michael Snyder and Mark Hughes were appointed to the Board to fill two of the vacancies caused by such resignations.  Messrs. Snyder and Hughes were designated by CVC, as holder of the Series B Preferred Stock, for appointment to the Board.  We presently have a Board of Directors comprised of four directors, two of whom were appointed by CVC.

In addition, the Company agreed to file with the Securities and Exchange Commission, and distribute to its stockholders, this Information Statement disclosing the Company’s intention to appoint a third CVC designee to the Board promptly following the identification of that director designee by CVC, and to appoint such additional designee to the Board after the requisite waiting period has elapsed under Section 14(f) of the Exchange Act.  CVC has since designated David Ellis to serve on the Board.  Following the appointment of Mr. Ellis to the Board, the Board will consist of five members, three of whom will have been appointed by CVC.

In accordance with our certificate of incorporation, the Board is grouped into three classes, designated Class I, Class II and Class III.  At each annual meeting of stockholders, directors constituting one class are elected, each for a three-year term.  The Class I directors’ terms expire at the 2010 annual meeting, the Class II directors’ terms expire at the 2011 annual meeting, and the Class III directors’ terms expire at the 2012 annual meeting.  At the closing of the transactions contemplated by the Recapitalization Agreement, which occurred on July 30, 2010 (the “Closing”), the Board was reorganized so that the following directors serve or, in the case of Mr. Ellis, will serve in the following classes:

Name	Class	Elected By	Term Expiring
Lonnie D. Schnell	Class I	Common Stock	2010
Mark Hughes	Class II	Series B Preferred	2011
David Ellis	Class II	Series B Preferred	2011
Mark Dyne	Class III	Common Stock	2012
Michael Snyder	Class III	Series B Preferred	2012

Pursuant to the Recapitalization Agreement, the Company agreed to seek stockholder approval of an amendment to our certificate of incorporation to eliminate the provisions thereof requiring a classified Board of Directors, and to promptly file such amendment after obtaining stockholder approval.  If the proposal to eliminate a classified Board is approved by our stockholders, all directors then serving on the Board will have terms of one year, and all director seats will be up for election at each annual stockholders meeting.

No action is required by the Company’s stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that the Company mail to its stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of the Company’s directors pursuant to any arrangement or understanding with the person or persons acquiring securities from the Company.  Accordingly, the appointment of Mr. Ellis to the Board of Directors will not occur until at least ten days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on September 24, 2010.

CHANGE IN CONTROL TRANSACTION

Immediately prior to the Closing, the Company was authorized under its certificate of incorporation, as amended, to issue 100,000,000 shares of Common Stock and 3,000,000 shares of preferred stock, of which 250,000 shares were designated as “Series A Preferred Stock”, none of which were issued and outstanding.

In connection with the Recapitalization Agreement, the Company executed and filed with the Secretary of State of the State of Delaware a Certificate of Designation of Series B Convertible Preferred Stock (the “Certificate of Designation”), pursuant to which the Company authorized 407,160 shares of Series B Preferred Stock.  At the Closing, the Company issued the Series B Shares to CVC.  Each Series B Share is convertible into one hundred shares of Common Stock, for an aggregate of 40,716,000 shares of Common Stock representing 51.9%, and when combined with the 1,750,000 shares of Common Stock already owned by CVC and/or its affiliates represents 54.1%, of the fully diluted number of shares of Common Stock and 69.6% of the Company’s outstanding voting securities immediately after the issuance of the Series B Shares.

The Certificate of Designation sets forth the rights, preferences, privileges and restrictions of the Series B Preferred Stock, which include the following:

•           The Series B Preferred Stock ranks senior to the Company’s common stock and to any other preferred stock unless such preferred stock is created and issued on a senior or pari passu basis in accordance with the Certificate of Designation.

•           The Series B Preferred Stock will accrue dividends at the rate of 16% per annum, compounded annually, which dividends may only be paid upon a liquidation, dissolution or winding up of Talon.  Unpaid accrued dividends will not be convertible into common stock, nor will any unpaid accrued dividends be payable on shares of Series B Preferred Stock following the conversion of such shares into common stock.

•           Upon the liquidation, dissolution or winding up of Talon, each Series B Share will be entitled to receive, prior to any distribution to holders of other equity securities, an amount equal to $41.033 per share plus all unpaid accrued dividends on such share (the “Liquidation Preference”).  After the Liquidation Preferences have been paid in full, any remaining amounts available for distribution shall be payable to the holders of junior securities (including common stock) in the applicable order of priority.  A merger, consolidation, share exchange or other reorganization resulting in a change in control of Talon, or any sale of all or substantially all of Talon’s assets, shall be deemed a liquidation and winding up of Talon for purposes of Talon’s obligation to pay the Liquidation Preference.

•           The Company has the right, at any time upon not less than thirty (30) days’ prior written notice to the holders of Series B Preferred Stock, to redeem the Series B Preferred Stock in whole (but not in part) for a price equal to the then-applicable Liquidation Preference.  The holders of Series B Preferred Stock shall have the option, exercisable at any time and from time to time commencing on July 31, 2016, to require Talon to redeem any or all of the Series B Preferred Stock held by such holders, at the then-applicable Liquidation Preference.

•           Each share of Series B Preferred Stock is convertible into one hundred shares of the Company’s common stock (subject to adjustment for stock splits, reverse stock split, etc.) at any time and from time to time at each holder’s option.

•           The Series B Preferred Stock will vote with the common stock as a single class on all matters submitted or required to be submitted to a vote of the Company’s stockholders, with each Series B Share having a number of votes equal to the number of shares of common stock that may be acquired upon conversion thereof as of the applicable date of determination.  Additionally, the Series B Preferred Stock shall have the right to vote as a separate class with respect to certain matters affecting the Series B Preferred Stock, including but not limited to (i) the creation or issuance of any other class or series of preferred stock, (ii) any amendments with respect to the rights, powers, preferences and limitations of the Series B Preferred Stock, (iii) paying dividends or distributions in respect of or redeem the Company’s common stock or any other junior securities; and (iv) certain affiliate transactions.  Any such vote shall require the affirmative vote or consent of a majority of the outstanding shares of Series B Preferred Stock.

•           Additionally, so long as the outstanding Series B Shares represent at least 35% of the voting shares of the Company, on an as-converted to common stock basis, (i) Talon’s Board of Directors shall consist of not more than seven members, (ii) the holders of Series B Preferred Stock shall have the right to elect three directors if the Board has five or fewer total directors, and four directors if the Board has six or seven directors, and (iii) the holders of Common Stock together with holders of all other shares of the Company’s outstanding capital stock entitled to vote in the election of directors (other than the Series B Preferred Stock), voting together as a single class, shall have the right to elect all other directors to fill directorships not reserved for directors elected by the Series B Preferred Stock.  At least two of the directors elected by holders of Series B Preferred Stock initially must be and remain at all times while serving as a director, an independent director that qualifies for service on the audit committee of a corporation with securities listed on The NASDAQ Stock Market as provided in NASDAQ Marketplace Rule 5605(c)(2) (or any successor thereto).  Once the outstanding shares of Series B Preferred Stock represent less than 35% of the Company’s voting shares on an as-converted to common stock basis, then the entire Board will thereafter be elected by all stockholders having voting rights, voting as a single class.

At the Closing the Company agreed to maintain a five person Board of Directors, two directors of which would include existing directors Mark Dyne and Lonnie D. Schnell, and two directors which would be appointed by CVC.  Ten days after the Company mails this Information Statement to its stockholders of record, the Company agreed to appoint a third designee identified by CVC to the final Board seat, therefore providing CVC with the right to appoint a majority of the Company’s directors.  CVC has designated David Ellis to serve as the final member of the Board.

As provided in the Certificate of Designation, the holders of the Series B Shares (presently only CVC) have the right to elect a majority of the Board so long as all of the Series B Shares represent 35% or more of the total outstanding voting shares of the Company (calculated on an as-converted basis into Common Stock).

Pursuant to the Recapitalization Agreement, on July 30, 2010 the Company entered into a Stockholders Agreement with CVC, Lonnie D. Schnell, the Company’s Chief Executive Officer, Chief Financial Officer and a member of the Board, and Larry Dyne, the Company’s President (the “Stockholders Agreement”), pursuant to which:

•           Messrs. Schnell and Dyne agreed with CVC to vote their shares of Talon voting stock in favor of a merger or consolidation of Talon into or with another corporation or any share exchange, business combination or other such transaction in which Talon is a constituent party, or any sale of all or substantially all of Talon’s assets (a “Triggering Transaction”), in each case to the extent such transaction is first approved by CVC.  Messrs. Schnell and Dyne also provided CVC with an irrevocable proxy to vote their shares of Talon voting stock in favor of any such transaction.

•           CVC agreed with Talon that in connection with any director nominees to be submitted to holders of our common stock for election at a stockholders’ meeting, a committee of the Company’s Board of Directors comprised solely of directors then serving on the Board who were not elected or appointed by holders of Series B Preferred Stock, acting by majority vote, shall have the right to designate all of the Board’s nominees for director to be elected by holders of the Common Stock.

•           CVC agreed with Talon that in connection with any election of directors submitted to the Company’s stockholders for election at a stockholders’ meeting, CVC will attend the stockholders’ meeting, in person or by proxy, and vote (or cause to be voted) all of CVC’s shares of Talon voting stock in favor of the Board’s nominees for director.  CVC also provided Talon’s chief executive officer with an irrevocable proxy to vote its shares of Talon voting stock in favor of such nominees.

•           Messrs. Schnell and Dyne provided CVC with a right of first refusal with respect to any shares of Talon’s voting securities that Messrs. Schnell and Dyne propose to sell in a private placement transaction, and agreed to provide CVC with advance notice of their intent to sell voting securities in any public sale transaction.

•           CVC provided Messrs. Schnell and Dyne with a tag-along right, providing Messrs. Schnell and Dyne with the right to sell their shares of Talon’s voting securities in a transaction where CVC is selling its shares of Talon’s voting securities.

•           CVC agreed with Talon not to sell or otherwise transfer its shares of Talon’s voting securities, or to vote its shares of Talon’s voting securities in favor of any Triggering Transaction, at any time on or before July 31, 2011, other than in connection with a transaction that is approved by a majority of the Company’s voting shares (where, in calculating such majority, the votes attributable to CVC’s shares of Talon’s voting securities are excluded in the numerator but included in the denominator).

•           Talon provided CVC with a preemptive right, pursuant to which CVC will have the right, subject to certain exceptions set forth in the Stockholders Agreement, to acquire in a subsequent issuance of securities by Talon a number of offered securities that will allow CVC to maintain its percentage ownership of Talon’s voting securities.

•           CVC agreed with Messrs. Schnell and Dyne that in connection with a Triggering Transaction, CVC, and any other holder of Series B Shares and shares of common stock acquired upon conversion thereof, shall pay to each of Messrs. Schnell and Dyne a portion (beginning at 5% and increasing to 10%) of the sales proceeds payable in the Triggering Transaction to CVC or such other holder in respect of such Series B Shares or conversion shares.  Each of Messrs. Schnell and Dyne’s right to receive such portion of the sales proceeds is conditional upon the Triggering Transaction occurring (i) while he is employed by Talon or (ii) within 12 months following termination of his employment with Talon for any reason other than termination of employment for “cause” or termination of employment by Messrs. Schnell or Dyne without “good reason” (as such terms are defined in the respective employment agreements).

VOTING SECURITIES

The Common Stock and the Series B Preferred Stock are the only classes of the Company’s equity securities that are currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of Common Stock entitles the holder thereof to one vote, and each share of Series B Preferred Stock entitles the holder thereof to one hundred votes.  As of September 20, 2010, there were issued and outstanding 20,291,433 shares of Common Stock and 407,160 shares of Series B Preferred Stock, for a total of 61,007,433 votes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of the Company’s voting securities as of September 20, 2010 with respect to:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding common stock;
•	each of our directors and nominees;
•	the Company’s named executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares.  Each share of our Series B preferred stock is convertible into 100 shares of our common stock at the discretion of the holder.  Accordingly, a holder of one share of our Series B preferred stock is deemed to be the beneficial owner of one hundred shares of our common stock for purposes of the table below.  Shares of common stock underlying warrants or options currently exercisable or exercisable within sixty (60) days of the date of this information statement are deemed outstanding for purposes of computing the percentage ownership of the person holding such warrants or options but are not deemed outstanding for computing the percentage ownership of any other person.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at September 20, 2010.  Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

As of September 20, 2010, the Company had 20,291,433 shares of Common Stock and 407,160 shares of Series B Preferred Stock issued and outstanding.  The address of each person listed is in the Company’s care, at 21900 Burbank Boulevard, Suite 270, Woodland Hills, California 91367, unless otherwise set forth below such person’s name.

	Common Stock		Series B Preferred Stock		% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares	%

Executive Officers and Directors:
Lonnie D. Schnell (1)	1,725,000	7.9	--	--	2.8
Larry Dyne (2)	1,339,600	6.2	--	--	2.2
Mark Dyne (3)	1,100,667	5.4	--	--	1.8
James E. Reeder (4)	84,000	*	--	--	*
Mark Hughes	--	--	--	--	--
Michael Snyder	--	--	--	--	--

Directors and Executive Officers as a Group (6 persons) (5)	4,249,267	18.1	--	--	6.6

Director Nominee:
David Ellis	--	--	--		--

5% Stockholders:
CVC California, LLC (6) 525 Okeechobee Blvd., Suite 1050 West Palm Beach, Florida 33401	1,750,000	8.6	407,160	100	69.6

*	Less than 1%.
(1)	Consists of (i) 125,000 shares of Common Stock and (ii) 1,600,000 shares of Common Stock reserved for issuance upon exercise of stock options that are currently exercisable.
(2)	Consists of (i) 129,600 shares of Common Stock and (ii) 1,210,000 shares of Common Stock reserved for issuance upon exercise of stock options that are currently exercisable.
(3)	Consists of (i) 835,667 shares of Common Stock and (ii) 265,000 shares of Common Stock reserved for issuance upon exercise of stock options that are currently exercisable.
(4)
Consists of (i) 34,000 shares of Common Stock and (ii) 50,000 shares of Common Stock reserved for issuance upon exercise of stock options that are currently exercisable or will become exercisable within 60 days.

(5)
Consists of (i) 1,124,267 shares of Common Stock and (ii) 3,125,000 shares of Common Stock reserved for issuance upon exercise of stock options that are currently exercisable or will become exercisable within 60 days.

(6)
Consists of (i) 1,750,000 shares of Common Stock, and (ii) 407,160 shares of Series B Preferred Stock, convertible into 40,716,000 shares of Common Stock.  Excludes shares of Common Stock beneficially owned by Lonnie D. Schnell and Larry Dyne, which shares are the subject of a limited voting agreement with this stockholder and with respect to which this stockholder has been granted a limited proxy to vote such shares, in each case with respect to certain fundamental transaction involving the Company.

The information as to shares beneficially owned has been individually furnished by the Company’s respective directors, nominee for director, named executive officers, and the Company’s other stockholders, or taken from documents filed with the Securities and Exchange Commission.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Recapitalization Agreement, the Board of Directors consisted of Mark Dyne, Lonnie D. Schnell, Brent Cohen, Colin Dyne, Raymond Musci and Joseph Miller. Effective as of the Closing, Messrs. Cohen, Colin Dyne, Musci and Miller resigned as directors of the Company, Messrs. Schnell and Mark Dyne remained as directors, and Michael Snyder and Mark Hughes were appointed to the Board of Directors.  David Ellis will be appointed to the Board of Directors as soon as practicable following the date which is ten days following the mailing of this Information Statement to the Company’s stockholders.  There were no changes in the Company’s executive officers as a result of the Recapitalization Agreement.

In accordance with our certificate of incorporation, the Board is grouped into three classes, designated Class I, Class II and Class III.  At each annual meeting of stockholders, directors constituting one class are elected, each for a three-year term.  The Class I directors’ terms expire at the 2010 annual meeting, the Class II directors’ terms expire at the 2011 annual meeting, and the Class III directors’ terms expire at the 2012 annual meeting.  At the Closing, the Board was reorganized so that the following directors serve or, in the case of Mr. Ellis, will serve in the following classes:

Name	Class	Elected By	Term Expiring
Lonnie D. Schnell	Class I	Common Stock	2010
Mark Hughes	Class II	Series B Preferred	2011
David Ellis	Class II	Series B Preferred	2011
Mark Dyne	Class III	Common Stock	2012
Michael Snyder	Class III	Series B Preferred	2012

Pursuant to the Recapitalization Agreement, the Company agreed to seek stockholder approval of an amendment to our certificate of incorporation to eliminate the provisions thereof requiring a classified Board of Directors, and to promptly file such amendment after obtaining stockholder approval.  If the proposal to eliminate a classified Board is approved by our stockholders, all directors then serving on the Board will have terms of one year, and all director seats will be up for election at each annual stockholders meeting.

Directors, Nominees and Executive Officers

The following table sets forth certain information with respect to directors, nominees, and other executive officers of the Company as of September 20, 2010:

Name	Age	Position
Directors and Nominee:
Mark Dyne (1)(2)	49	Chairman of the Board of Directors (Class III Director)
David Ellis (3)(4)	46	Class II Director Nominee
Mark Hughes (4)	38	Class II Director
Lonnie D. Schnell (2)	61	Chief Executive Officer, Chief Financial Officer and Class I Director
Michael Snyder (4)	57	Class III Director

Other Executive Officers:
Larry Dyne (1)	38	President
James E. Reeder	52	Vice President, Corporate Controller
______________

(1)	Mark Dyne and Larry Dyne are brothers.
(2)	Messrs. Dyne and Schnell were elected by holders of Common Stock, and the seats they occupy on the Board will be filled by a vote of the holders of Common Stock, voting as a separate class.
(3)	David Ellis will become a Class II Director as soon as practicable following the date which is ten days following the mailing of this Information Statement to the Company’s stockholders.
(4)
Messrs. Ellis, Hughes and Snyder were appointed by the sole holder of Series B Preferred Stock, and the seats they occupy on the Board will be filled by a vote of the holders of Series B Preferred Stock, voting as a separate class.

Mark Dyne has served as Chairman of the Board of Directors since 1997.  Mr. Dyne currently serves as the Chief Executive Officer and the Managing Partner of Europlay Capital Advisors, LLC, a merchant banking and advisory firm.  Mr. Dyne previously served as Chairman and Chief Executive Officer of Sega Gaming Technology Inc. (USA), a gaming company, and Chairman and Chief Executive Officer of Virgin Interactive Entertainment Ltd., a distributor of computer software programs and video games based in London, England. Mr. Dyne was a founder and director of Packard Bell NEC Australia Pty. Ltd., a manufacturer and distributor of personal computers through the Australian mass merchant channel, and he was a founder and former director of Sega Ozisoft Pty Ltd., a leading distributor of entertainment software in both Australia and New Zealand. Mr. Dyne was nominated to the Board of Directors for his extensive domestic and international management experience, and knowledge of associated industry practices and trends.

David Ellis is a co-founder of GemCap, an equity investor in low and middle-market sized companies and provider of asset-based loans, ranging from $1 million to $10 million, as a senior-secured lender.  Through 2006, Mr. Ellis served as the President of Buxbaum Group, which he initially joined in 1988.  Following a three-year hiatus from Buxbaum Group starting in 1991, Mr. Ellis rejoined the company in 1994.  Buxbaum Group consisted of the following five companies which reported to Mr. Ellis: Buxbaum Company, Buxbaum Group, Buxbaum-Century, BC Commercial Finance and Pathway Strategic Partners.  While at Buxbaum Group, Mr. Ellis gained twenty years of experience in the acquisition, insolvency and turnaround management businesses.

Mark Hughes currently serves as a Managing Director at The Comvest Group, a private investment firm focused on providing debt and equity capital to lower middle-market companies. From July 2005 until joining ComVest, Mr. Hughes was a Managing Director in the Investment Banking Group at Tejas Securities Group, an investment and merchant bank focused on distressed debt, high yield and special situations. From March 1998 to June 2005, Mr. Hughes served as a Managing Director in the Investment Banking Group as well as initially as an Equity Research Analyst at C.E. Unterberg, Towbin, an investment bank that specialized on middle-market healthcare and technology companies. From 1996 to 1998, Mr. Hughes worked in Global Markets as a Foreign Exchange Analyst at Deutsche Bank.  Prior to Deutsche Bank, Mr. Hughes spent three years as a Senior Auditor in the Hedge Fund and Broker Dealer Practice of Goldstein, Golub, & Kessler, LLC. Mr. Hughes was a CPA and received his B.S. from Rutgers College, Rutgers School of Business.

Lonnie D. Schnell joined the Company in January 2006 as the Company’s Chief Financial Officer, was appointed as Chief Executive Officer in February 2008 and has served on the Board of Directors since May 2008. Mr. Schnell served as Vice President of Finance for Capstone Turbine Corporation, a manufacturer of micro-turbine electric generators from 2004 until 2005. From 2002 to 2004 Mr. Schnell served as Chief Financial Officer of EMSource, LLC, an electronic manufacturing service company. Prior to EMSource, in 2002, Mr. Schnell served as Chief Financial Officer of Vintage Capital Group, a private equity investment firm.  From 1999 through 2002, Mr. Schnell served as Chief Financial Officer of Need2Buy, Inc. a business-to-business internet marketplace for electronic components. Mr. Schnell has completed an executive MBA program with the Stanford University Executive Institute, and earned his Bachelor of Science in Accounting at Christian Brothers University. Mr. Schnell is a Certified Public Accountant with experience in the international accounting firm of Ernst & Young LLP. Mr. Schnell was nominated to the Board of Directors for his extensive domestic and international management experience, and knowledge of associated industry practices and trends, and for his financial management expertise.

Michael Snyder is a partner of GSC Consultants, a service industry consulting and advisory firm specializing in strategic growth and turnaround situations for troubled service companies.  Prior to forming GSC in 2007, Mr. Snyder was Chief Executive Officer and Director of Vonage Holdings, Inc. (NYSE: VG) from February 2006, a leading supplier to the telecommunications industry in VOIP services.  From 1997 to February 2006, Mr. Snyder served as President of ADT Security Services, Inc., a subsidiary of Tyco International Ltd.  Mr. Snyder joined ADT in 1977 and served in various positions prior to 1997.

Larry Dyne was appointed as the Company’s President in May 2009. He has been the Company’s employee since 1992, and was formerly Executive Vice President of Sales as well as vice president of product development and global sourcing, and vice president of trim sales. Through these positions, Mr. Dyne has established extensive and long-term relationships with the world’s top brands and clothing retailers. He was also formerly responsible for domestic production for all printing.

James E. Reeder joined the Company in May 2009 and was appointed Vice President, Corporate Controller. From January 2007 to September 2008 Mr. Reeder served as Chief Financial Officer at Sheffield Manufacturing, an aerospace parts manufacturer and at Data Exchange Corporation, an international provider of supply chain solutions. From January 2002 to October 2006 Mr. Reeder was Vice President Finance for Special Devices, Inc., a manufacturer of automotive safety devices and was previously Chief Financial Officer for Power Lift Corporation, a distributor of Caterpillar materials and equipment. Mr. Reeder also served in various senior financial roles at Avery Dennison Corporation for approximately 14 years. Mr. Reeder has an MBA in Finance and Strategic Planning from the University of California at Berkeley and a B.S., Economics Summa Cum Laude from California State Polytechnic University, Pomona.

Board Composition and Director Elections

Pursuant to our certificate of incorporation, so long as the outstanding shares of Series B Preferred Stock represent 35% or more of the Company’s total outstanding voting shares, calculated on an as-converted basis into Common Stock:

•	the Board shall consist of not more than seven (7) members;

•
the holders of the outstanding shares of Series B Preferred Stock, voting together as a separate class, shall have the right to elect three directors if the Board has five or fewer total members, and four directors if the Board has six or seven members (the directors elected by the Series B Preferred Stock are referred to herein as the “Series B Directors”); and

•
the holders of Common Stock together with holders of all other shares of the Company’s outstanding capital stock entitled to vote in the election of directors (other than the Series B Preferred Stock), voting together as a single class, shall have the right to elect all other directors to fill directorships not reserved for Series B Directors (the “Common Stock Directors”).

At least two of the Series B Directors initially must be and remain at all times while serving as a director, an independent director that qualifies for service on the audit committee of a corporation with securities listed on The NASDAQ Stock Market as provided in NASDAQ Marketplace Rule 5605(c)(2) (or any successor thereto).

The Series B Directors shall be elected by a plurality vote, with the elected candidates being the candidates receiving the greatest number of affirmative votes (with each holder of Series B Preferred Stock entitled to cast one vote for or against each candidate with respect to each share of Series B Preferred Stock held by such holder) of the outstanding shares of Series B Preferred Stock, with votes cast against such candidates and votes withheld having no legal effect.  Alternatively, the Series B Directors may be elected without a meeting by the written consent of holders of a majority of the outstanding shares of Series B Preferred Stock.  The election of the Series B Directors shall occur (i) at the annual meeting of holders of capital stock, (ii) at any special meeting of holders of capital stock if such meeting is called for the purpose of electing directors, (iii) at any special meeting of holders of Series B Preferred Stock called by holders of not less than a majority of the outstanding shares of Series B Preferred Stock, or (iv) by the written consent of holders of a majority of the outstanding shares of Series B Preferred Stock.

The Common Stock Directors shall be elected by a plurality vote, with the elected candidates being the candidates receiving the greatest number of affirmative votes (with each holder of Common Stock entitled to cast one vote for or against each candidate with respect to each share of Common Stock held by such holder) of the outstanding shares of Common Stock, with votes cast against such candidates and votes withheld having no legal effect.  The Common Stock Directors may not be elected by written consent.  So long as holders of Series B Preferred Stock are entitled to elect the Series B Directors, the Series B Preferred Stock shall not be entitled to vote in the election of the Common Stock Directors.  The election of the Common Stock Directors shall occur (i) at the annual meeting of holders of capital stock or (ii) at any special meeting of holders of capital stock if such meeting is called for the purpose of electing directors.

If at any time when the holders of Series B Preferred Stock have the right to elect Series B Directors, any Series B Director shall cease to be a director for any reason, the vacancy shall only be filled by the vote or written consent of the holders of a majority of the outstanding shares of Series B Preferred Stock, voting together as a separate class, in the manner and on the basis specified above or as otherwise provided by law.  If any Common Stock Director shall cease to be a director for any reason, the vacancy shall only be filled by the remaining Common Stock Directors, or by the stockholders entitled to elect the Common Stock Directors.

Once the outstanding shares of Series B Preferred Stock represent less than 35% of the Company’s total outstanding voting shares, calculated on an as-converted basis into Common Stock, then the entire Board will thereafter be elected by holders of the Company’s outstanding capital stock entitled to vote in the election of directors, voting together as a single class.

CVC, the holder of all of the Series B Shares, has designated Mark Hughes, Michael Snyder and David Ellis as Series B Directors, and the seats on the Board occupied by these directors will be voted upon by holders of Series B Preferred Stock.  Mark Dyne and Lonnie D. Schnell originally were elected by holders of the Company’s Common Stock and constitute the Common Stock Directors, and the seats on the Board occupied by these directors will be voted upon by holders of Common Stock.

Board Meetings, Board Committees and Director Independence

Effective upon the closing of the Recapitalization Agreement, the Company eliminated its Board committees, and presently does not have a separately designated audit, compensation, nominating or governance committee of the Board of Directors.  The functions customarily delegated to these committees are now performed by the Company’s full Board of Directors

The Company is not a “listed company” under SEC rules and is therefore not required to have separate committees comprised of independent directors.  The Company has, however, determined that Michael Snyder is, and upon his appointment to the Board of Directors David Ellis will be, “independent” as that term is defined in Section 5605 of the NASDAQ Marketplace Rules applicable to companies listed on The NASDAQ Stock Market.  As the Company does not maintain an audit committee, the Board does not have an audit committee “financial expert” within the meaning of Item 407(d) of Regulation S-K.

The Board of Directors held six general meetings during 2009.  Each current director attended at least 75% of all the meetings of the Board of Directors and those committees on which he or she served in 2009.  While the Company has not established a policy with respect to members of the Board of Directors attending annual meetings, each director is encouraged to attend the annual meeting of stockholders.  One director was present at the 2009 annual meeting of stockholders.

Prior to the closing of the Recapitalization Agreement on July 30, 2010, the Board of Directors maintained a standing audit, compensation, nominating and governance committee.

Audit Committee. The Company established a separately designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act.  The roles and responsibilities of the audit committee were set forth in a written charter adopted by the Board of Directors and approved by the audit committee, a copy of which was filed as an Appendix to the proxy statement for the Company’s 2007 annual meeting of stockholders.  The audit committee was responsible for the engagement of the independent registered public accounting firm, reviewed the scope of the audit to be conducted by the independent registered public accounting firm and met quarterly with the independent registered public accounting firm and the Company’s Chief Financial Officer to review matters relating to the Company’s financial statements, accounting principles and system of internal accounting controls.  The audit committee reported its recommendations as to the approval of the Company’s financial statements to the Board of Directors.  Because the Common Stock is quoted on the OTC Bulletin Board, the Company is not subject to the listing requirements of any securities exchange regarding the independence of the Company’s directors.  However, all audit committee members were independent directors as defined in the listing standards of The NASDAQ Stock Market.

The audit committee consisted of Joseph Miller, Raymond Musci and William Sweedler during 2009.  Mr. Sweedler resigned as a director on March 15, 2010, following which Messrs. Miller and Musci were the only members of the audit committee until it was eliminated on July 30, 2010.  The Board had determined that Mr. Musci was an audit committee “financial expert” within the meaning of Item 407(d) of Regulation S-K.  The audit committee held four meetings during 2009.

Compensation Committee.  The compensation committee was responsible for considering and making recommendations to the Board of Directors regarding executive compensation and was responsible for administering the Company’s stock option plan and executive incentive compensation.  The Board had not adopted a formal written charter for the compensation committee.  The compensation committee consisted of Brent Cohen, Raymond Musci and William Sweedler during 2009.  Mr. Sweedler resigned as a director on March 15, 2010, following which Messrs. Cohen and Musci were the only members of the compensation committee until it was eliminated on July 30, 2010.  The compensation committee held three meetings during 2009.

Nominating Committee. The nominating committee was responsible for considering and approving nominations for candidates for director, including determining the appropriate qualifications and experience required of such candidates, and related matters.  The nominating committee operated pursuant to a written charter adopted by the Board of Directors and approved by the committee, a copy of which was filed as an Appendix to the proxy statement for the Company’s 2007 annual meeting of stockholders.  The nominating committee consisted of Brent Cohen, Joseph Miller and Raymond Musci during 2009 and 2010 until the committee was eliminated on July 30, 2010.  All members of the nominating committee were independent directors as defined in the listing standards of The NASDAQ Stock Market.  The nominating committee did not meet formally during 2009, and took action by written consent one time.

Governance Committee. The governance committee’s primary purpose was to review and make recommendations regarding the functioning of the Board of Directors as an entity, recommend corporate governance principles applicable to the Company and assist the Board of Directors in its reviews of the performance of the Board of Directors and each committee.  Mark Dyne and Brent Cohen served on the governance committee during 2009 and 2010 until the committee was eliminated on July 30, 2010.  The governance committee did not meet during 2009, as its functions were performed by the full Board of Directors.

Common Stock Director Nominations

Pursuant to the Stockholders Agreement, CVC agreed with Talon that in connection with any director nominees to be submitted to holders of our common stock for election at a stockholders’ meeting, a committee of the Company’s Board of Directors comprised solely of directors then serving on the Board who were not elected or appointed by holders of Series B Preferred Stock (i.e., the Common Stock Directors), acting by majority vote, shall have the right to designate all of the Board’s nominees for director to be elected by holders of the Common Stock.  Mark Dyne and Lonnie D. Schnell currently are the Common Stock Directors, and will be responsible for considering and approving nominations for candidates for Common Stock Director, including determining the appropriate qualifications and experience required of such candidates, and related matters.

In carrying out their function to nominate candidates for election to the Board of Directors, Messrs. Dyne and Schnell will consider the mix of skills, experience, character, commitment, and diversity of background of the Board of Directors at the time of such nominations.  Messrs. Dyne and Schnell believe that each candidate should be an individual who has demonstrated integrity and ethics in such candidate’s personal and professional life, has an understanding of elements relevant to the success of a publicly-traded company and has established a record of professional accomplishment in such candidate’s chosen field.  Each candidate should be prepared to participate fully in board activities, including attendance at, and active participation in, meetings of the Board of Directors, and not have other personal or professional commitments that would, in Messrs. Dyne and Schnell’s judgment, interfere with or limit such candidate’s ability to do so.  Messrs. Dyne and Schnell have no stated specific, minimum qualifications that must be met by a candidate for a position on our Board of Directors.

Messrs. Dyne and Schnell’s methods for identifying candidates for election to the Board of Directors (other than those proposed by our stockholders, as discussed below) include the solicitation of ideas for possible candidates from a number of sources—members of the Board of Directors; our executives; individuals personally known to the members of the Board of Directors; and other research.  The nominating committee may also from time to time retain one or more third-party search firms to identify suitable candidates.

A Talon common stockholder may nominate one or more persons for election as a Common Stock Director at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in our Bylaws.  In addition, the notice must be made in writing and include (i) the qualifications of the proposed nominee to serve on the Board of Directors, (ii) the principal occupations and employment of the proposed nominee during the past five years, (iii) directorships currently held by the proposed nominee and (iv) a statement that the proposed nominee has consented to the nomination. The recommendation should be addressed to our Secretary.

Board Leadership Structure and Role in Risk Oversight

The Company separates the roles of Chief Executive Officer and Chairman of the Board in recognition of the different responsibilities fulfilled by the Chief Executive Officer and the Chairman of the Board at Talon.  The Chief Executive Officer is responsible for setting the strategic direction for the company and for the day-to-day leadership and performance of the company, while the Chairman of the Board provides guidance to the Chief Executive Officer and sets the agenda for, and presides over, meetings of the Board of Directors.

The Board is led by the Chairman, Mark Dyne, who became a director of the company in 1997.  The benefits of Mr. Dyne’s leadership of the Board stem both from his long-standing relationship and involvement with the Company, which provides a unique understanding of the Company’s culture and business, as well as his on-going role as the Board’s primary contact with the Company’s senior management team, which ensures that a constant flow of Company-related information is available. This flow of communication enables Mr. Dyne to identify issues, proposals, strategies and other considerations for future Board discussions and to assume the lead in many of the resulting discussions during Board meetings.  The Company’s Board of Directors has responsibility for the oversight of risk management. A fundamental part of risk management is not only understanding the risks the Company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for our company. The involvement of the Board of Directors in setting the Company’s business strategy is a key part of its assessment of risk management and the determination of what constitutes an appropriate level of risk for the Company. The Board regularly discusses with management the Company’s major risk exposures, their potential impact on the Company and the steps taken to manage these risks.  In addition, the Board may retain, on such terms as determined by the Board, in its sole discretion, independent legal, financial and other consultants and advisors to advise and assist the Board in fulfilling its oversight responsibilities.

Compensation of Directors and Officers

The compensation committee of the Board was responsible for determining the compensation to be paid to our officers and directors, with recommendations from management as to the amount and/or form of such compensation.  With the elimination of the compensation committee on July 30, 2010, the full Board of Directors now performs this function.  While our Board may utilize the services of consultants in determining or recommending the amount or form of executive and director compensation, we do not at this time employ consultants for this purpose, and the compensation committee of the Board did not employ consultants at any time during 2009 or 2010.

Stockholder Communications with the Board of Directors

The Board of Directors has adopted three methods by which the Company’s stockholders may communicate with the Board of Directors regarding matters of substantial importance to the Company. These methods are as follows:

Procedures for Submission of Communications Regarding Audit and Accounting Matters.  Pursuant to the duties and responsibilities previously delegated to the audit committee of the Board of Directors in its audit committee charter, the Company’s audit committee adopted procedures for (i) the receipt, retention, and treatment of communications received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the submission by the Company’s employees, on a confidential and anonymous basis, of communications regarding questionable accounting or auditing matters. These procedures allow any person to submit a good faith communication regarding these various audit, internal accounting control and accounting matters to the audit committee, or to the Company’s management, and any employee to do so on a confidential and anonymous basis, without fear of dismissal or retaliation of any kind.  These functions previously assigned to the audit committee are now performed by the full Board of Directors.  The “Complaint Procedures for Accounting and Auditing Matters” can be found on the Company’s website at www.talonzippers.com.

Code of Ethical Conduct.  The Company’s Code of Ethical Conduct identifies a mailing address of the audit committee of the Board of Directors. This allows individuals to contact Board of Directors members in connection with matters concerning the code and the Company’s overall ethical values and standards.

Investor Relations. The Company’s investor relations manager, Rayna Hernandez, coordinates the response to all of the Company’s investor relations matters. Stockholders are free to contact Ms. Hernandez at info@talonzippers.com, or the Company’s Investor Relations Department, at 818-444-4100.  Ms. Hernandez determines whether inquiries or other communications with respect to investor relations should be relayed to the Board of Directors or to management.  Typical communications relayed to the Board of Directors or management involve stockholder proposal matters, audit and accounting matters addressed in the section titled “Procedures for Submission of Communications Regarding Audit and Accounting Matters” above, and matters related to the Company’s code of ethical conduct addressed in the section titled “Code of Ethical Conduct” above.

TRANSACTIONS WITH RELATED PERSONS

Review and Approval of Related Party Transactions

The Company has adopted a policy that requires the Board of Directors’ approval of transactions with related persons as defined by Commission regulations, including any sales or purchase transaction, asset exchange transaction, operating agreement, or advance or receivable transaction that could put the Company’s assets or operating performance at risk.  All of the Company’s directors and executive officers are required at all times, but not less than annually, to disclose all relationships they have with companies or individuals that have conducted business with, or had an interest in, the Company.  The Company’s executive officers monitor the Company’s operations giving consideration to the disclosed relationships and refer potential transactions to the Board of Directors for approval.  The Board of Directors considers a related party transaction for its potential economic benefit to the Company, to ensure the transaction is “arms length” and in accordance with the Company’s policies and that it is properly disclosed in the Company’s reports to shareholders.

Reportable Related Party Transactions

Other than the employment arrangements described elsewhere in this report and the transactions described below, since January 1, 2008, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or will be a party:

•	in which the amount involved exceeds $120,000; and

•
in which any director, executive officer, shareholder who beneficially owns 5% or more of the Company’s voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Colin Dyne, a former director and stockholder of the Company is also a director, officer and significant stockholder of People’s Liberation, Inc., the parent company of Versatile Entertainment, Inc. and William Rast Sourcing.  During the six months ended June 30, 2010 and fiscal years 2009 and 2008, the Company had sales of $230,247, $206,400 and $457,000, respectively, to William Rast Sourcing.  At June 30, 2010, December 31, 2009 and December 31, 2008, accounts receivable of $60,909, $41,200 and $51,000, respectively, were outstanding from William Rast Sourcing.

At December 31, 2009, the Company had $720,417 of unsecured notes, advances and accrued interest receivable due from Colin Dyne, and included a valuation reserve against this note for the full amount due.  The notes and advances bear interest at 7.5% and are due on demand.  In November 2009, the Company entered into an agreement to pay a commission to a company owned by Colin Dyne of 7% of collected revenues associated with the sales of selected business opportunities, with 2% of the 7% earned applied to the note receivable balance.  Commissions of $16,524 were paid in cash and $5,483 were applied to the note receivable balance for the year ended December 31, 2009.  Commissions of $55,540 were paid in cash and $27,057 were applied to the note receivable balance for the six months ended June 30, 2010.  On June 29, 2010, the Company sold the note receivable with all of the Company’s rights, title and interest therein to a third party for cash proceeds of $275,000.

The Company paid fees of $250,000 to Colin Dyne during year ended December 31, 2008 for consulting services.  The consulting agreement expired on November 30, 2008.

At June 30, 2010, the Company had notes payable of $232,902 due to parties affiliated with Mark Dyne, the Chairman of the Board of Directors and a significant stockholder.  The notes are payable on demand and accrue interest at 10% per annum.

The Company paid or accrued total consulting fees and related interest to Diversified Consulting, LLC, a company managed by Mark Dyne, in the amount of $54,536 during the six months ended June 30, 2010, and $401,568 and $150,000 during the years ended December 31, 2009 and 2008, respectively. The consulting agreement with Diversified Consulting, LLC expired on March 20, 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires the Company’s executive officers, directors and persons who own more than ten percent of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the Commission.  Executive officers, directors and greater-than-ten percent stockholders are required by Commission regulations to furnish the Company with all Section 16(a) forms they file.  Based solely on the Company’s review of the copies of the forms received by the Company and written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that, during the year ended December 31, 2009, all of the Company’s executive officers, directors and greater-than-ten percent shareholders complied with all Section 16(a) filing requirements, except that one Form 4, reporting one transaction, was filed late by James E. Reeder.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, as to each person serving as Chief Executive Officer and Chief Financial Officer during 2009, and the two most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of 2009 whose compensation exceeded $100,000 (referred to as named executive officers), information concerning all compensation paid for services to us in all capacities for 2008 and 2009.

Name and Principal Positions	Year	Salary	Bonus	Non-equity Incentive Plan Compensation(4)	Option Awards(5)	All Other Compensation(6)	Total

Lonnie D. Schnell (1)	2009	$301,573	--	$94,000	$51,418	$25,643	$481,634
Chief Executive Officer and Chief Financial Officer	2008	$275,000	--	$35,000	$140,806	$25,116	$475,922

Larry Dyne (2)	2009	$284,612	--	$71,000	$37,462	$16,345	$409,419
President	2008	$250,000	$40,000	--	$109,516	$19,682	$419,198

James E. Reeder (3)	2009	$100,439	--	$12,100	$18,920	$6,512	$137,971
Vice President, Corporate	2008	--	--	--	--	--	--
Controller

(1)	Mr. Schnell was appointed Chief Executive Officer effective February 4, 2008 and previously served as Chief Financial Officer.

(2)	Mr. Dyne was appointed President effective May 1, 2009 and previously served as Executive Vice President, Sales.

(3)	Mr. Reeder joined the Company in May 2009 as Vice President, Corporate Controller.

(4)
Non-equity incentive plan compensation consists of awards under the Management Incentive Plan, a cash incentive plan, which is established pursuant to the Company employment agreements with Mr. Schnell and Mr. Dyne for the year in which the award is earned. As described further below, options granted in 2009 to Mr. Schnell and Mr. Dyne and a promissory note issued to Mr. Schnell were awarded in satisfaction of bonus amounts to which such executives were entitled for fiscal 2008 in accordance with Management Incentive Plan, including $53,230 and $40,000 in bonus payments for Mr. Schnell and Mr. Dyne, respectively, previously reported as 2008 non-equity incentive plan compensation to these executives in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

(5)
The amounts in this column represent the aggregate grant date fair value computed in accordance with ASC 718 with respect to options granted in the applicable year.  Pursuant to Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.  For additional information on the valuation assumptions with respect to these grants, refer to Note 8 of the Company’s Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended December 31, 2009.  These amounts do not reflect the actual value that may be realized by the named executive officers which depends on the value of the Company’s shares in the future.

(6)	All other compensation consists of the following (amounts in dollars):

	Mr. Schnell		Mr. Dyne		Mr. Reeder
	2009	2008	2009	2008	2009
Health and Medical Insurance (a)	$17,802	$13,793	$9,938	$9,429	$5,362
Life and Disability Insurance (b)	$301	$323	$4,000	$4,078	$150
401(k) Contribution (c)	--	--	--	--	$1,000
Automobile Allowance	$7,540	$11,000	$2,407	$6,175	--
Total	$25,643	$25,116	$16,345	$19,682	$6,512

(a)	Includes payments of medical premiums.
(b)	Includes executive and group term life and disability insurance.
(c)	Represents the Company’s contribution to 401k programs.

Executive Compensation

The 2009 compensation for Lonnie D. Schnell, the Company’s Chief Executive Officer was in accordance with the Company’s employment agreement with him.  The terms and conditions established in this agreement were the result of the Company’s consideration of the Company’s current operating performance levels, 2007 and 2006 operating performance, the Company’s 2005 Restructuring and Strategic Plan, compensation levels for the Company’s previous Chief Executive Officer, comparative industry compensation levels and negotiations with Mr. Schnell.  The base compensation was evaluated in conjunction with the long-term equity awards and annual bonus incentives to establish a compensation arrangement providing a substantial incentive for the achievement of the Company’s long-term objectives and for adding shareholder value.  Accordingly, the base compensation was established near minimum industry levels for the same role in comparable companies, and a long-term equity option of 900,000 shares of Common Stock, representing approximately 4.4% of the Company’s outstanding shares at the time, was granted as an inducement to maximum performance achievements and increased shareholder values.  The option grant was established to vest monthly over a three-year term, after a minimum initial term of twelve months, to coincide with the objectives of the Company’s strategic plan.

In addition to the long-term equity incentive, a cash incentive, referred to as the Management Incentive Program (“MIP”), was established as provided in Mr. Schnell’s employment agreement setting aside 12% of the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), and selected expenses associated with non-operating charges, in 2008 and 2009 for annual bonus awards to him and the other senior executives.  The MIP fund awards are shown in the table above as non-equity incentive plan compensation. MIP awards were not distributed in 2007 due to the Company’s operating performance; however, a discretionary bonus was granted to Mr. Schnell as approved by the Board of Directors.

In 2009, Mr. Schnell was awarded an annual incentive bonus for 2008 performance under the MIP Fund consisting of (i) a 10-year non-qualified stock option to purchase 700,000 shares of Common Stock, which option was immediately vested and has an exercise price of $0.09 per share, and (ii) a promissory note in the principal sum of $35,000, which note bears interest at the rate of 6.0% per annum accruing from April 16, 2009 and matures on the earlier of December 31, 2011 and a date that is ten business days following the date Mr. Schnell’s employment with the Company terminates for any reason.  The 2008 annual incentive bonuses awarded to Mr. Schnell in the form of options and a promissory note were paid in satisfaction of all bonus amounts to which he was entitled for fiscal 2008 in accordance with his employment agreement.

The 2009 compensation for Larry Dyne, the Company’s President was in accordance with the Company’s employment agreement with him. The terms and conditions established in this agreement were the result of the Company’s consideration of the Company’s current operating performance levels, 2007 and 2006 operating performance, the Company’s 2005 restructuring and Strategic Plan, compensation levels for the Company’s previous Chief Executive Officer, comparative industry compensation levels and negotiations with Mr. Dyne.  The base compensation was evaluated in conjunction with the long-term equity awards and annual bonus incentives to establish a compensation arrangement providing a substantial incentive for the achievement of the Company’s long-term objectives and for adding shareholder value.  Accordingly, the base compensation was established near minimum industry levels for the same role in comparable companies, and a long-term equity option of 700,000 shares of Common Stock, representing approximately 3.4% of the Company’s outstanding shares at the time, was granted as an inducement to maximum performance achievements and increased shareholder values. The option grant was established to vest monthly over a three-year term, after a minimum initial term of twelve months, to coincide with the objectives of the Company’s strategic plan. In addition Mr. Dyne’s employment agreement provided that he would be eligible to participate in the MIP annual cash incentive plan. In 2009, Mr. Dyne was awarded an annual incentive bonus for 2008 performance under the MIP Fund consisting of a 10-year non-qualified stock option to purchase 510,000 shares of Common Stock, which option was immediately vested and has an exercise price of $0.09 per share.  The 2008 annual incentive bonuses awarded to Mr. Dyne in the form of this option grant were paid in satisfaction of all bonus amounts to which he was entitled for fiscal 2008 in accordance with his employment agreement.

The 2009 compensation for James E. Reeder, the Company’s Vice President, Corporate Controller was in accordance with the Company’s at-will employment agreement with him.  The terms and conditions established in this agreement were the result of the Company’s consideration of the Company’s current operating performance levels, compensation levels for the Company’s previous corporate controller, comparative industry compensation levels and negotiations with Mr. Reeder.   The base compensation was evaluated in conjunction with the long-term equity awards and annual bonus incentives to establish a compensation arrangement providing a substantial incentive for the achievement of the Company’s long-term objectives and for adding shareholder value.  Accordingly, the base compensation was established near minimum industry levels for the same role in comparable companies, and a long-term equity option of 200,000 shares of Common Stock, representing approximately 1.0% of the Company’s outstanding shares of Common Stock, was established as an inducement to maximum performance achievements and increased shareholder values. The option grant was established to vest monthly over a four-year term, after a minimum initial term of twelve months, to coincide with the objectives of the Company’s strategic plan.  In addition to the long-term equity incentive, Mr. Reeder was a participant in the Management Incentive Plan for 2009 and was awarded a bonus of $12,100 under this plan.  During the first year of employment a bonus of not less than $20,000 was guaranteed in the employment agreement.

Grants of Plan-Based Awards in Fiscal 2009

The following table provides information about equity-awards granted to each named executive officer in 2009 under the Company’s 2008 and 2007 Stock Plans.

Name	Grant Date(1)	Approval Date(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH) (2)	Market Price on Grant Date ($/SH) (2)	Grant Date Fair Value of Option Awards ($)(3)
Lonnie D. Schnell	8/6/09	8/6/09	700,000	$0.09	$0.09	$51,418
Larry Dyne	8/6/09	8/6/09	510,000	$0.09	$0.09	$37,462
James E. Reeder	6/1/09	6/1/09	200,000	$0.11	$0.13	$18,920
_______________
(1)
The grant date of an option award is the date that the compensation committee fixes as the date the recipient is entitled to receive the award.  The approval date is the date that the compensation committee approves the award.

(2)
The exercise price of option awards may differ from the market price on the date of grant.  The exercise price of options granted in 2009 is equal to the average closing sales prices of the Common Stock for the five trading days prior to and including the grant date, as reported on the OTC Bulletin Board, while the market price on the date of grant is the closing price of the Common Stock on that date.

(3)	The grant date fair value is generally the amount the Company would expense in the Company’s financial statements over the award’s service period, but does not include a reduction for forfeitures.

Option awards granted to the Company’s executive officers in 2009 have a 10 year term. The options granted to Mr. Schnell and Mr. Dyne are fully vested as of the date of grant, and were awarded in satisfaction of incentive bonuses that such executives were entitled to receive for fiscal year 2008.  The option granted to Mr. Reeder in 2009 vests over a four-year period.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table provides information with respect to outstanding stock options held by each of the named executive officers as of December 31, 2009:

		Number of Securities Underlying Unexercised Options
Name	Grant Date	(#) Exercisable		(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Lonnie D. Schnell	1/26/06 (3)	391,667	(1)	8,333	(1)	$0.59	1/26/16
	6/25/08 (4)	-		900,000		$0.20	06/24/18
	8/6/09	700,000		-		$0.09	8/6/19

Larry Dyne	2/28/00 (3)	15,000		-		$4.62	02/27/10
	4/10/00 (3)	15,000		-		$4.25	04/09/10
	12/12/00 (3)	20,000		-		$3.75	12/11/10
	11/18/01 (3)	15,000		-		$3.64	11/17/11
	12/31/02 (3)	25,000		-		$3.63	12/30/12
	4/01/03 (3)	25,000		-		$3.50	03/31/13
	4/08/03 (3)	45,500		-		$3.70	04/07/13
	4/18/05 (3)	50,000		-		$3.14	04/17/15
	1/16/06 (3)	425,000		-		$0.37	01/15/16
	6/25/08 (4)	-		700,000		$0.20	06/24/18
	8/6/09	510,000		-		$0.09	8/6/19

James E. Reeder	6/1/09	-		200,000	(2)	$0.11	6/1/19

(1)	These options were scheduled to become exercisable with respect to 8,333 shares of Common Stock each month until fully vested.

(2)
These options shall become exercisable with respect to 25% of the total options shares at the end of one year from the date of the grant and the remaining shares shall become exercisable in 36 monthly installments equal to 1/48th of the option shares on the last day of each calendar month thereafter until fully exercisable.

(3)	These options were cancelled effective as of July 30, 2010.

(4)	As a result of the transactions contemplated by the Recapitalization Agreement, these options became 100% vested on July 30, 2010.

Upon entering into their employment agreements dated July 30, 2010, each of Messrs. Schnell and Dyne agreed to cancel all options to purchase shares of our common stock awarded to such executive on or before December 31, 2007, and such options were cancelled effective July 30, 2010.

Upon entering into their employment agreements dated July 30, 2010, each of Messrs. Schnell and Dyne were awarded a restricted stock unit award (an “RSU Award”) for 5,778,500 shares of our common stock, which RSU Award shall vest 50% on a date which is 13 months following the grant date, and 10% on each date which is 18, 24, 30, 36 and 42 months following the grant date, subject to partial acceleration of vesting as part of the executives’ severance benefits and full acceleration of vesting upon a change in control of Talon, as defined in the RSU Award agreement.

Employment Agreements, Termination of Employment and Change of Control Arrangements

Employment Agreements

The Company has entered into the following employment agreements with Lonnie D. Schnell and Larry Dyne.  Mr. Reeder does not have an employment agreement.

Lonnie D. Schnell, Chief Executive Officer and Chief Financial Officer.  On June 18, 2008, the Company entered into an Executive Employment Agreement with Lonnie D. Schnell, pursuant to which Mr. Schnell served as the Company’s Chief Executive Officer. The employment agreement had a term continuing though December 31, 2010, which could have been extended to December 31, 2011.  Pursuant to this agreement, Mr. Schnell received an annual base salary of $275,000 for 2008, $300,000 for 2009 and $325,000 for each subsequent year of the term and was entitled to receive an annual incentive bonus, which for 2008 and 2009 was based upon the Company’s earnings before interest, taxes, depreciation and amortization. Mr. Schnell is entitled to an auto allowance of $1,000 per month.  In the event that prior to the end of the term, Mr. Schnell’s employment was terminated by the Company “without cause” (as defined in the agreement), by Mr. Schnell for “good reason” (as defined in the agreement) or due to Mr. Schnell’s death or disability, then conditional upon his execution of a release of claims, Mr. Schnell or his estate would have received, in addition to all accrued salary, (i) severance payments equal to Mr. Schnell’s base salary for the  remaining term of the agreement or, in the case of death or disability, through December 31, 2010, (ii) a prorated portion of the annual incentive bonus for the year in which the termination occurred, (iii) full acceleration of vesting of the options issued to Mr. Schnell pursuant to the agreement and all other options held by him, and (iv) continued medical coverage for Mr. Schnell and his  dependents for the remaining term of the agreement.  In connection with the employment agreement, Mr. Schnell was granted an option to purchase 900,000 shares of Common Stock, which would vest in full on December 31, 2010, subject to earlier vesting if Mr. Schnell meets performance criteria established by the Board of Directors for fiscal 2008 and 2009.  Mr. Schnell’s options would vest in full upon a change of control of the Company or upon termination of Mr. Schnell’s employment without cause, for good reason or due to his death or disability.

In connection with the Recapitalization Agreement, on July 30, 2010, the Company entered into an Executive Employment Agreement with Mr. Schnell, which replaced his June 18, 2008 employment agreement.  Mr. Schnell’s new employment agreement provides that he will continue to serve as our Chief Executive Officer.  The employment agreement has a term continuing though December 31, 2013, which term may be extended to December 31, 2014.  Mr. Schnell will be entitled to receive an annual cash bonus in an amount equal to a percentage of his base salary upon Talon achieving actual adjusted EBITDA within a range, starting at 80%, of target adjusted EBITDA.  Mr. Schnell is entitled to an auto allowance of $1,000 per month, and reimbursement of up to $10,000 for legal fees incurred in connection with the negotiation of his employment agreement.  In the event that prior to the end of the term, Mr. Schnell’s employment is terminated by the Company “without cause” (as defined in the agreement), by Mr. Schnell for “good reason” (as defined in the agreement) or due to Mr. Schnell’s death or disability, then conditional upon his execution of a release of claims, Mr. Schnell or his estate will be entitled to receive, in addition to all accrued salary, (i) severance payments equal to 18 months of Mr. Schnell’s base salary, (ii) if the termination occurs prior to August 30, 2011, then 50% of the RSU Award (as described below) will vest as of the date of termination, (iii) all options issued to Mr. Schnell shall remain outstanding for 18 months following termination, and (iv) continued medical coverage for Mr. Schnell and his dependents for 18 months following termination.

Larry Dyne, President. On June 18, 2008, the Company entered into an Executive Employment Agreement with Larry Dyne, pursuant to which Mr. Dyne served as the Company’s Executive Vice President of Global Sales.  In May 2009 Mr. Dyne was promoted to President of the Company. The employment agreement had a term continuing though December 31, 2010, which could have been extended to December 31, 2011.  Pursuant to this agreement, Mr. Dyne received an annual base salary of $250,000 for 2008, $275,000 for 2009 and $300,000 for each subsequent year of the term and was entitled to receive an annual incentive bonus, which for 2008 and 2009 was based upon the Company’s earnings before interest, taxes, depreciation and amortization. Mr. Dyne was entitled to an auto allowance of $950 per month.  In the event that prior to the end of the term, Mr. Dyne’s employment was terminated by the Company “without cause” (as defined in the agreement), by Mr. Dyne for “good reason” (as defined in the agreement) or due to Mr.  Dyne’s death or disability, then conditional upon his execution of a release of claims, Mr. Dyne or his estate would have received, in addition to all accrued salary, (i) severance payments equal to Mr. Dyne’s base salary for the remaining term of the agreement or, in the case of death or disability, through December 31, 2010, (ii) a prorated portion of the annual incentive  bonus for the year in which the termination  occurred, (iii) full acceleration of vesting of the options issued to Mr.  Dyne pursuant to the agreement and all other options held by him and (iv) continued medical coverage for Mr. Dyne and his dependents for the remaining term of the agreement.  In connection with the employment agreement, Mr. Dyne was granted an option to purchase 700,000 shares of Common Stock, which would vest in full on December 31, 2010, subject to earlier vesting if Mr. Dyne meets performance criteria established by the Board of Directors for fiscal 2008 and 2009. Mr. Dyne’s options would vest in full upon a change of control of the Company or upon termination of Mr. Dyne’s employment without cause, for good reason or due to his death or disability.

In connection with the Recapitalization Agreement, on July 30, 2010, the Company entered into an Executive Employment Agreement with Mr. Dyne, which replaced his June 18, 2008 employment agreement.  Mr. Dyne’s new employment agreement provides that he will continue to serve as our President.  The employment agreement has a term continuing though December 31, 2013, which term may be extended to December 31, 2014.  Mr. Dyne will be entitled to receive an annual cash bonus in an amount equal to a percentage of his base salary upon Talon achieving actual adjusted EBITDA within a range, starting at 80%, of target adjusted EBITDA.  Mr. Dyne is entitled to an auto allowance of $950 per month, and reimbursement of up to $10,000 for legal fees incurred in connection with the negotiation of his employment agreement.  In the event that prior to the end of the term, Mr. Dyne’s employment is terminated by us “without cause” (as defined in the agreement), by Mr. Dyne for “good reason” (as defined in the agreement) or due to Mr. Dyne’s death or disability, then conditional upon his execution of a release of claims, Mr. Dyne or his estate will be entitled to receive, in addition to all accrued salary, (i) severance payments equal to 18 months of Mr. Dyne’s base salary, (ii) if the termination occurs prior to August 30, 2011, then 50% of the RSU Award (as described below) will vest as of the date of termination, (iii) all options issued to Mr. Dyne shall remain outstanding for 18 months following termination, and (iv) continued medical coverage for Mr. Dyne and his dependents for 18 months following termination.

Potential Severance Payments

As described above, the Company’s 2008 employment agreements with Lonnie D. Schnell and Larry Dyne provide for severance benefits in the event that the executive’s employment is terminated due to executive’s death or disability, by the Company without “cause” or by the executive for “good reason.”  The following table sets forth severance payments and benefits that the Company would have been obligated to pay to Messrs. Schnell and Dyne assuming a triggering event had occurred under each of their respective June 2008 employment agreements as of December 31, 2009:

Name	Cash Severance Payment ($)(1)	Non-Equity Incentive ($)	Continuation of Health Benefits ($)	Value of Acceleration of Vesting of Equity Awards ($)(2)	Total Severance Benefits ($)
Lonnie D. Schnell	355,713	94,000	18,524	-	468,237
Larry Dyne	327,453	71,000	10,369	-	408,822

(1)
Includes (a) earned and unpaid base salary through the date of termination, (b) accrued but unpaid vacation and (c) cash severance payments based on the executive’s salary payable in a lump sum or periodic payments as provided in the executive’s employment agreement.

(2)	Based on the closing price of the Common Stock on December 31, 2009 of $0.09, as reported by the OTC Bulletin Board.

Under the Executive Employment Agreements with Messrs. Schnell and Dyne on July 30, 2010 in connection with the Recapitalization Agreement, Messrs. Schnell and Dyne will be entitled to receive  severance benefits in the event that the executive’s employment is terminated due to executive’s death or disability, by the Company without “cause” or by the executive for “good reason.”  The following table sets forth estimated and unaudited severance payments and benefits that the Company would have been obligated to pay to Messrs. Schnell and Dyne assuming a triggering event had occurred under each of their respective July 2010 employment agreements as of September 17, 2010 as follows:

Name	Cash Severance Payment ($)(1)	Non-Equity Incentive ($)	Continuation of Health Benefits ($)	Value of Acceleration of Vesting of Equity Awards ($)(2)	Total Severance Benefits ($)
Lonnie D. Schnell	549,175	-	28,498	577,850	1,155,523
Larry Dyne	500,573	-	15,952	577,850	1,094,375

(1)
Includes (a) earned and unpaid base salary through the date of termination, (b) accrued but unpaid vacation, (c) severance payments equal to 18 months of base salary and payable in a lump sum or periodic payments as provided in the Executive’s Employment Agreement and (d) car allowance payments due at the first day of the month during the severance period (18 months) as provided in the executive’s employment agreement.

(2)
Based on the closing price of the Common Stock on September 17, 2010 of $0.20, as reported by the OTC Bulletin Board. As provided in the executive’s employment agreement, 50% of the RSU Award will vest as of the date of termination.

Potential Change in Control Payments

As described above, the Company’s employment agreements with Lonnie D. Schnell and Larry Dyne provide for accelerated vesting of all or a portion of the options held by such executives upon a change in control.  However, as of December 31, 2009, there were no unvested stock options held by the named executive officers that had an exercise price lower than the closing price of the Common Stock on December 31, 2009 of $0.09 per share, as reported by the OTC Bulletin Board.  As a result, there would have been no value of the accelerated vesting had a change in control occurred on December 31, 2009.

A change of control, as defined in each of Messrs. Schnell and Dyne’s 2008 employment agreements and equity compensation award agreements, occurred upon the closing of the transactions contemplated by the Recapitalization Agreement.  As a result, the vesting under each of Messrs. Schnell’s and Dyne’s existing equity compensation agreements (excluding the RSU Awards) accelerated on July 30, 2010 and each such award is now 100% vested.

Director Compensation

The general policy of the Board of Directors is that compensation for independent directors should be a mix of cash and equity-based compensation.  The Company does not pay management directors for Board of Directors service in addition to their regular employee compensation.  The full Board of Directors has the primary responsibility for reviewing and considering any revisions to director compensation.

The following table details the total compensation earned by the Company’s non-employee directors in 2009.
Name	Fees Earned or Paid in Cash	Option Awards	Total
Mark Dyne (1)	$28,500	$-	$28,500
Colin Dyne (2)	-	-	-
Brent Cohen (3)	30,500	-	30,500
Joseph Miller (4)	30,000	-	30,000
Raymond Musci (5)	35,000	-	35,000
William Sweedler (6)	13,000	-	13,000
Total	$137,000	$-	$137,000

(1)	As of December 31, 2009, Mr. Mark Dyne held options to purchase a total of 265,000 shares.

(2)
As of December 31, 2009, Mr. Colin Dyne held options to purchase a total of 480,000 shares.  Effective as of July 30, 2010, Mr. Dyne resigned as a member of the Board of Directors and the options expired at August 30, 2010.

(3)
As of December 31, 2009, Mr. Cohen held options to purchase a total of 150,000 shares.  The other compensation consists of consulting fees for services rendered.  Effective as of July 30, 2010, Mr. Cohen resigned as a member of the Board of Directors and the options expired at August 30, 2010.

(4)
As of December 31, 2009, Mr. Miller held options to purchase a total of 120,000 shares.  Effective as of July 30, 2010, Mr. Miller resigned as a member of the Board of Directors and the options expired at August 30, 2010.

(5)
As of December 31, 2009, Mr. Musci held options to purchase a total of 120,000 shares.  Effective as of July 30, 2010, Mr. Musci resigned as a member of the Board of Directors and the options expired at August 30, 2010.

(6)
As of December 31, 2009, Mr. Sweedler held options to purchase a total of 90,000 shares.  Effective as of March 15, 2010, Mr. Sweedler resigned as a member of the Board of Directors and the options expired at April 15, 2010.

The Company’s policy is to pay non-employee directors $1,500 for their personal attendance at any meeting of the Board of Directors, $1,000 for their personal attendance at any committee meeting, and $500 for attendance at any telephonic meeting of the Board of Directors or of a committee of the Board of Directors.  The Company also pays non-employee directors an annual retainer of $20,000 for Board of Directors service and an additional retainer of $5,000 for service on each committee. The Chairman of the Board receives an annual retainer of $25,000 for Board of Directors service.  The Company also reimburses directors for their reasonable travel expenses incurred in attending Board of Directors or committee meetings and pay non-employee directors a per diem for Board of Directors services.

The Company does not have a formal policy with regard to option grants to the Board of Directors, but the Company historically generally followed a practice of granting an option for 30,000 shares of Common Stock upon initial appointment or election to the Board of Directors, and thereafter issuing annual option grants to all non-employee members of 30,000 shares of Common Stock.  This policy, however, has not been followed in connection with the appointments of Messrs. Hughes and Snyder to the Board.

In 2009, the Company paid commissions to Colin Dyne of $16,524 paid in cash and $5,483 applied a note receivable balance for the year ended December 31, 2009.  At June 30, 2010, the Company had accrued unpaid director fees for Board of Directors membership and meeting attendance for certain periods from 2006 through 2010 in the amount of $443,000, including $175,000 due to Mark Dyne and $268,000 due to other non-employee Directors. The Company intends to pay these accrued director fees in periodic installments over the next twelve months.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALON INTERNATIONAL, INC.
(Registrant)

By: /s/ Lonnie D. Schnell
Name: Lonnie D. Schnell Title: Chief Executive Officer

Dated:  September 22, 2010